UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Ørsted and Cadeler sign long-term agreement for offshore wind installation vessel capacity

Copenhagen, April 8 2024: Today, Ørsted and Cadeler signed a firm long-term lease agreement for a newbuilt Wind Farm Installation Vessel. With the agreement, Ørsted secures installation vessel capacity from Q1 2027 to end of 2030 for upcoming construction projects.

The signing of the long-term agreement discloses Ørsted as the client in Cadeler’s announcement made on October 12, 2022. This agreement involves booking a new-built A-Class vessel from Cadeler. The A-Class vessels feature a hybrid design, allowing them to transport and install both foundations and turbines (WTGs). Ørsted and Cadeler’s collaboration builds upon existing synergies and work from Hornsea 3, which serves as Cadeler’s inaugural foundation installation project.

Patrick Harnett, Chief Operating Officer at Ørsted, said: "Securing long-term capacity with strategic suppliers is key for Ørsted to build collaboration and together manage risks and execution of our offshore wind construction program towards 2030 and beyond. Our partnership with Cadeler exemplifies how Ørsted as the market leader with a global portfolio of offshore wind projects can provide suppliers with the clarity and scale they need to invest in new technology, organizational capabilities and increase – in this case – the supply of installation vessels which can carry and install current and next generations of foundations and offshore wind turbines.”

Mikkel Gleerup, CEO of Cadeler, said: “We are proud and pleased to strengthen the cooperation once again with Ørsted. Our commitment to our partners is to build trust first and foremost, minimizing project risks, and offering unrivaled fleet flexibility and supply certainty. This helps our partners succeed in timely delivery of projects and within budget. We have ambitiously invested and poured our unique know-how into our new-build wind turbine installation vessels to create security in our part of the value chain. And we’re ready to handle the largest and most complex next-generation offshore wind installation projects. Our ambition is to help our partners install and realize the offshore wind farms needed for the world’s energy transition.”

Fleet Flexibility to Minimize Risks in Growing Offshore Wind Farm Projects

Offshore wind farm projects are expanding both in scale and complexity, making risk management and securing supply chains more relevant with each passing day.

Under the long-term agreement, Ørsted will have access to one of Cadeler’s new-build A-Class vessels. These A-Class newbuilds are designed to transport up to six XXL monopile foundations per round trip. Additionally, they can be swiftly converted from foundation installation vessels to WTG (wind turbine generator) installation vessels. Similar to the P-Class newbuilds, the A-Class vessels can transport and install seven complete 15-megawatt turbine sets per load or five 20+ megawatt turbines. This efficiency reduces the number of trips required for each project, ultimately accelerating the installation speed.

Ørsted and Cadeler long-term agreement in short

•	The agreement ties up the October 12 2022 announcement of the vessel reservation agreement based on the four-year utilization of Cadeler’s A Class vessel if all options are called.

•	The agreement spans from the beginning of 2027 to the end of 2030.

•	Cadeler’s innovative hybrid design A Class vessel will perform both XXL monopile foundation and 20+ MW wind turbine transportation and installation, unlocking further project versatility.

About Ørsted:

The Ørsted vision is a world that runs entirely on green energy. Ørsted develops, constructs, and operates offshore and onshore wind farms, solar farms, energy storage facilities, renewable hydrogen and green fuels facilities, and bioenergy plants. Ørsted is recognised on the CDP Climate Change A List as a global leader on climate action and was the first energy company in the world to have its science-based net-zero emissions target validated by the Science Based Targets initiative (SBTi). Headquartered in Denmark, Ørsted employs approx. 8,900 people. Ørsted's shares are listed on Nasdaq Copenhagen (Orsted). In 2023, the group's revenue was DKK 79.3 billion (EUR 10.6 billion).

About Cadeler:

Cadeler is a key supplier of offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, solely operating in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver exceptional services to the industry. Cadeler is committed to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker: CADLR) and the New York Stock Exchange (ticker: CDLR).

For more information, please visit www.cadeler.com

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Karen Roiy

Vice President - Head of Marketing & Communication

+45 6020 8706

karen.roiy@cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2024	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer